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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor, Townsend & Kent, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

600 Dresher Road

(No. and Street)

HORSHAM	PA	19044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Ingulli Jr., CPA   (215) 956-8735

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

Two Commerce Square Suite 1800	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Timothy N. Donahue_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Hornor, Townsend & Kent, LLC_____ , as

of ___December 31_____ , 20 _19___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

| Commonwealth of Pennsylvania - Notary Seal |
| PAMELA WALKER - Notary Public |
| Montgomery County |
| My Commission Expires Sep 13, 2023 |
| Commission Number 1357170 |

_____
Signature

CEO / President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Hornor, Townsend & Kent, LLC:

Opinion on the Financial Statement– Statement of Financial Condition

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31,2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2020

We have served as the Company's auditor since 2004.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

Hornor, Townsend & Kent, LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Cash and cash equivalents	$	6,186,491
Segregated cash		250,000
Deposits with clearing organizations		120,029
Receivables from brokers/dealers and clearing organizations		1,858,825
Commissions receivable		2,086,681
Prepaid expenses		1,052,108
Receivable from Parent		270,048
Deferred tax asset, net		264,094
Other assets		348,494
Total assets	$	12,436,770

Liabilities and Member's Equity

Liabilities

Commissions payable	$	3,881,667
Accounts payable and accrued expenses		1,537,612
Payable to Parent		837,702
Total liabilities		6,256,981

Member's Equity

Member's equity		31,659,264
Accumulated deficit		(25,479,475)
Total member's equity		6,179,789
Total liabilities and member's equity	$	12,436,770

The accompanying notes are an integral part of this financial statement.

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2019

1. **Organization and Basis of Presentation**

    Hornor, Townsend & Kent, LLC (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation ("DTCC") and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual" or "Parent"). The Company has one wholly owned subsidiary, HTK Insurance Agency, Inc. that is inactive. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

    As of December 31, 2019, the Company had an accumulated deficit of $25,479,475. To the extent that sufficient capital is not generated through the Company's normal operating activities, Penn Mutual would provide any incremental capital to fund the Company's ongoing business. Penn Mutual has provided the Company with an ongoing support letter through March 31, 2021.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

    Use of Estimates
    The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

    Recently Adopted Accounting Pronouncements
    In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases.* This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-02 is now referred to as Accounting Standards Codification 842 ("ASC 842"). The standard requires a lessee to record most leases on its balance sheet while also disclosing key information about those leasing arrangements. The classification criteria to distinguish between finance and operating leases are generally consistent with the classification criteria to distinguish between capital and operating leases under existing lease accounting guidance. The new standard was effective January 1, 2019, however the Company determined the standard had no impact on its financial statements.

    Cash and Cash Equivalents
    Cash and cash equivalents include cash and money market instruments with both original maturities of three months or less and no redemption restrictions. At December 31, 2019, the Company had $4,711,424 in cash equivalents.

    Segregated Cash
    Segregated Cash represents cash in a bank account voluntarily established in good faith, in the event cash was needed for the benefit of customers. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, which establishes the amount of cash and securities that broker-dealer firms must segregate in a Special Custody Account for the Exclusive Benefit of Customers of HTK. The balance of $250,000 in Segregated Cash is not required but has been established to the extent needed by the Company.

3

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2019

Deposits with Clearing Organizations
Deposits with clearing organizations include $100,000 in deposits with Pershing LLC, the Company's clearing organization and $20,029 with the DTCC.

Receivable from Brokers/Dealers and Clearing Organizations
Receivable from brokers/dealers and clearing organizations contains a receivable from Pershing, LLC in the amount of $852,666 at December 31, 2019. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable from various mutual fund carriers for $1,006,159 for business processed directly with those carriers.

Capitalized Software
Capitalized software is carried at depreciated or amortized cost and consists primarily of costs related to the firm's implementation of certain operational and financial systems.

Federal Income Taxes
The Company files a consolidated federal income tax return with its Parent. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. In 2014, the Company modified the tax sharing agreement with its Parent. In connection with this agreement, the Company will compute its federal tax liability on a benefits for loss basis. The Company will pay for any taxable income it contributes to the Parent's consolidated income tax return, or receive a reimbursement of income taxes for net operating losses actually used to reduce the tax liability of the Parent's consolidated income tax return. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

3. **Valuation of Company Assets**

Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification ("ASC") 820.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2019

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2019.

Money Market - The fair value of money market funds, which are included in Cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

The following table presents information about the Company's financial instruments measured at Fair Value on a recurring basis as of December 31, 2019:

Financial Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Cash equivalents				
Money Market	$ 4,711,424	$ -	$ -	$ 4,711,424
Total	$ 4,711,424	$ -	$ -	$ 4,711,424

Cash and cash equivalents, Segregated cash, Deposits with clearing organizations, Receivables from brokers/dealers and clearing organizations, Commissions receivable, and certain Other assets - these assets are generally short-term in nature and with creditworthy counterparties, therefore carrying value approximates fair value.

Commissions payable, Accounts payable and accrued expenses and Payable to Parent - These liabilities are generally short-term in nature. Therefore the carrying value approximates fair value.

4. **Related Party Transactions**

The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement between the Company and Penn Mutual, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses.

As a marketing allowance, the Company pays an 87% ratio of commission expense on commission revenue. Commission revenue is defined as commissions from the sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management services. After commissions are paid to registered representatives, the residual amount is paid to Penn Mutual.

As of December 31, 2019, the Company had a receivable of $270,048 from Penn Mutual for federal income taxes and a payable of $837,702 to Penn Mutual resulting from related party transactions described above.

5.   Credit Risk

The Company clears approximately 22% of their securities transactions through a clearing broker, with whom the Company maintains a Proprietary Account for Introducing Brokers ("PAIB") agreement. Accordingly, a substantial portion of the Company's credit exposure is concentrated with its clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally two business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

6.   Income Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The tax effects of temporary differences and carryforwards that give rise to the deferred tax asset are the following as of December 31, 2019.

Deferred tax assets:		
Net operating losses	$	24,217
Other		239,877
Total deferred tax assets		264,094
Deferred tax liability		-
Total deferred tax liability		-
Deferred tax assets, net	$	264,094

The Company is required to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable income exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

The Company has a Net Operating Loss ("NOL") carryforward, which was generated from the 2015 tax year and will expire in 2035. Under the benefits for loss approach, NOLs or other tax attributes are characterized as realized by a standalone entity when those tax attributes are expected to be utilized in a consolidated tax return. As such, when such tax attributes are utilized by other

members of the consolidated group, a tax receivable from the parent is generated in lieu of a deferred tax asset.

Additionally, the benefits for loss approach enables a standalone entity to consider certain criteria of its consolidated parent when evaluating the realizability of its deferred tax assets. Given this, a valuation allowance is not required in a company's standalone financial statements if it is determined that a valuation allowance was not required for its parent consolidated group. The Company's parent consolidated group has not recorded a valuation allowance as of December 31, 2019. As such, although the realization is not guaranteed, management believes it is more likely than not that the deferred tax assets will be realized and, therefore, the Company has not recorded a valuation allowance as of December 31, 2019.

The Company recognizes interest and penalties, if related to unrecognized tax benefits, as a component of tax expense. During the year ended December 31, 2019 the Company did not recognize or accrue any interest or penalties. There were no unrecognized tax benefits as of December 31, 2019.

The Company remains subject to examinations by U.S. Federal and state tax authorities for the tax years 2016 through 2018.

7. **Employee Benefit Plan**

Pension Plan
Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the tax and cash positions and the plan's funded status.

Penn Mutual froze the benefits under its qualified, defined benefit pension plans effective December 31, 2005. Therefore, no further benefits are accrued for participants.

Other Retirement and Post Employment Benefits
The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents.

Defined Contribution Plan
Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company.

8. **Commitments and Contingencies**

As of December 31, 2019, aggregate commitments for the use of shared space in Penn Mutual offices through December 31, 2020 are $203,860.

The Company is involved in litigation arising in the normal course of business. In addition, the regulators within the brokerage industry continue to focus on market conduct and compliance issues. The Company establishes a provision for estimated losses from pending complaints, legal actions, investigations and proceedings when fully analyzed, indicating it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as

market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2019, the Company has a $380,133 liability recorded related to these matters.

9. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with one financial institution that exceeds the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

10. Capitalized Software

Capitalized software	$ 1,912,274
Less: Accumulated amortization	(1,912,274)
Capitalized software, net	$ -

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2019, the Company had net capital of $3,563,800 which was $3,146,668 in excess of its requirement of $417,132. The Company's aggregate Indebtedness to Net Capital Ratio was 1.76 to 1. The Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii).

12. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 24, 2020, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Hornor, Townsend & Kent, LLC

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm
December 31, 2019

Hornor, Townsend & Kent, LLC
Index
December 31, 2019

The accompanying notes are an integral part of this financial statement.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of **Managers and Management** of Hornor, Townsend & Kent, LLC

We have **reviewed Hornor**, Townsend & Kent, LLC's assertions, included in the accompanying Hornor, Townsend **& Kent**, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) **as the** provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the **"exemption** provision") and (2) the Company stated that it met the identified exemption provision **throughout** the year ended December 31, 2019 except as described in its exemption report with respect to **the exceptions** listed in Attachment A to this report. The Company's management is responsible for the **assertions** and for compliance with the identified exemption provision throughout the year ended December 31, 2019

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2020

SEC
Mail Processing
Section

FEB 27 2020

Washington DC
413

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

Hornor, Townsend & Kent, LLC (HTK)   Attachment A
Prompt transmittal exceptions
For the period January 1st to December 31st, 2019

Nature of exception	Number of exceptions	Date In	Date Out
Additional material information required by client, resulted in late submission.	8	12/28/18	12/31/18
		12/26/18	12/28/18
		01/14/19	01/16/19
		01/15/19	01/16/19
		01/28/19	01/29/19
		01/28/19	01/29/19
		01/23/19	01/28/19
		03/08/19	03/11/19
Registered Representative did not remit timely.	7	12/09/19	12/10/19
		12/09/19	12/11/19
		12/20/19	12/23/19
		12/09/19	12/16/19
		12/11/19	12/12/19
		12/16/19	12/18/19
		12/29/19	01/08/20
Representative from the office did not remit timely.	54	03/08/19	03/11/19
		03/11/19	03/12/19
		03/11/19	03/12/19
		03/02/19	03/14/19
		03/21/19	03/25/19
		03/27/19	03/29/19
		03/22/19	03/27/19
		03/21/19	03/27/19
		04/10/19	04/12/19
		04/01/19	04/05/19
		04/16/19	04/17/19
		04/17/19	04/22/19
		04/22/19	04/24/19
		04/24/19	04/29/19
		05/21/19	05/23/19
		05/21/19	05/24/19
		05/23/19	05/28/19
		05/23/19	05/28/19
		05/29/19	05/31/19
		05/29/19	05/31/19
		06/13/19	06/14/19
		06/13/19	06/14/19
		06/20/19	06/24/19
		06/20/19	06/24/19

-continued on next page

Page 1 of 2

Nature of exception	Number of exceptions	Date In	Date Out
Representative from the office did not remit timely.		06/25/19	06/26/19
		06/25/19	06/27/19
		06/17/19	07/11/19
		07/17/19	07/18/19
		07/16/19	07/18/19
		07/23/19	07/25/19
		07/24/19	07/29/19
		07/31/19	08/02/19
		08/05/19	08/06/19
		08/05/19	08/06/19
		08/05/19	08/07/19
		08/13/19	08/15/19
		08/13/19	08/15/19
		08/06/19	08/08/19
		08/23/19	08/26/19
		08/26/19	08/27/19
		09/11/19	09/12/19
		09/19/19	09/20/19
		05/21/19	05/22/19
		08/26/19	08/28/19
		09/06/19	09/11/19
		09/16/19	09/17/19
		09/16/19	09/17/19
		09/12/19	09/13/19
		09/12/19	09/13/19
		10/17/19	10/18/19
		10/21/19	10/29/19
		11/08/19	11/11/19
		11/13/19	11/15/19
		12/30/19	02/05/20



Hornor, Townsend & Kent, LLC Exemption Report

Hornor, Townsend & Kent, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 except as described in Attachment A to this Exemption Report.

Hornor Townsend & Kent, LLC

I, Timothy N. Donahue, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

2-24-2020

Timothy N. Donahue
CEO and President

Dated

Hornor, Townsend & Kent, LLC (HTK)   Attachment A
Prompt transmittal exceptions
For the period January 1st to December 31st, 2019

Nature of exception	Number of exceptions	Date In	Date Out
Additional material information required by client, resulted in late submission.	8	12/28/18	12/31/18
		12/26/18	12/28/18
		01/14/19	01/16/19
		01/15/19	01/16/19
		01/28/19	01/29/19
		01/28/19	01/29/19
		01/23/19	01/28/19
		03/08/19	03/11/19
Registered Representative did not remit timely.	7	12/09/19	12/10/19
		12/09/19	12/11/19
		12/20/19	12/23/19
		12/09/19	12/16/19
		12/11/19	12/12/19
		12/16/19	12/18/19
		12/29/19	01/08/20
Representative from the office did not remit timely.	54	03/08/19	03/11/19
		03/11/19	03/12/19
		03/11/19	03/12/19
		03/02/19	03/14/19
		03/21/19	03/25/19
		03/27/19	03/29/19
		03/22/19	03/27/19
		03/21/19	03/27/19
		04/10/19	04/12/19
		04/01/19	04/05/19
		04/16/19	04/17/19
		04/17/19	04/22/19
		04/22/19	04/24/19
		04/24/19	04/29/19
		05/21/19	05/23/19
		05/21/19	05/24/19
		05/23/19	05/28/19
		05/23/19	05/28/19
		05/29/19	05/31/19
		05/29/19	05/31/19
		06/13/19	06/14/19
		06/13/19	06/14/19
		06/20/19	06/24/19
		06/20/19	06/24/19

-continued on next page

Nature of exception	Number of exceptions	Date In	Date Out
Representative from the office did not remit timely.		**06/25/19**	06/26/19
		06/25/19	06/27/19
		06/17/19	07/11/19
		07/17/19	**07/18/19**
		07/16/19	**07/18/19**
		07/23/19	07/25/19
		07/24/19	07/29/19
		07/31/19	08/02/19
		08/05/19	08/06/19
		08/05/19	08/06/19
		08/05/19	08/07/19
		08/13/19	**08/15/19**
		08/13/19	**08/15/19**
		08/06/19	08/08/19
		08/23/19	08/26/19
		08/26/19	08/27/19
		09/11/19	09/12/19
		09/19/19	09/20/19
		05/21/19	05/22/19
		08/26/19	08/28/19
		09/06/19	09/11/19
		09/16/19	09/17/19
		09/16/19	09/17/19
		09/12/19	09/13/19
		09/12/19	09/13/19
		10/17/19	10/18/19
		10/21/19	10/29/19
		11/08/19	11/11/19
		11/13/19	11/15/19
		12/30/19	02/05/20